SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2002

IFCO SYSTEMS N.V.
(Translation of registrant’s name into English)

Rivierstaete, Amsteldijk 166
1079 LH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                     N/A.

Ad Hoc Disclosure

The ad hoc disclosure dated May 13, 2002, and filed by the registrant with the Frankfurt Stock Exchange on May 13, 2002, regarding the registrant’s voluntary termination of the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002 is attached to this report as Appendix A.

Letter to Holders of “New York” Shares

The letter from the registrant to the holders of its “New York” Shares dated May 13, 2002 regarding the registrant’s voluntary termination of the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002 is attached to this report as Appendix B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

By:	/s/ MICHAEL W. NIMTSCH
Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

Date: May 15, 2002

APPENDIX A
IFCO Systems N.V. to voluntarily delist from Nasdaq

Ad-hoc-announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

IFCO Systems N.V. to voluntarily delist from Nasdaq

Amsterdam, May 13, 2002-IFCO Systems N.V. (Frankfurt:IFE) (Nasdaq:IFCO) (‘IFCO Systems,’ ‘IFCO’ or the ‘Company’), announced today it has provided written notice to The Nasdaq Stock Market, Inc. that the Company is voluntarily terminating the listing of its ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002. This action does not affect the primary listing of the Company’s ordinary shares on the Frankfurt Stock Exchange.

For several months, management has reviewed the benefits of continuing the listing of its ordinary shares on Nasdaq. The Frankfurt Stock Exchange is the primary trading market for the Company’s shares and only the Company’s New York Registry Shares (which are shares reflected on the Company’s New York share register and are generally held by U.S. holders) trade on Nasdaq. Currently, less than 5.8 million ordinary shares, out o f a total of approximately 43.9 million outstanding shares, are on the Company’s New York share register and available for trading on the Nasdaq National Market.

Management concluded that the Company was not receiving any significant benefit from the Nasdaq listing. Trading of shares on two markets created two different market prices, a problem that was compounded by the limited number of shares available for trading on Nasdaq. The two markets and the limited number of Nasdaq shares were also determined to have an adverse impact on the liquidity of the Company’s shares. During the process of management’s review, the Company received notice from Nasdaq earlier this year that the Company’s shares, like the shares of many Nasdaq-listed companies, were subject to delisting by Nasdaq as a result of the failure of the bid price of its ordinary shares to close at the minimum $1.00 per share for the period required under Nasdaq rules. The Company, however, elected to take its own action based upon management’s analysis of the Nasdaq listing.

end of ad-hoc-announcement (c)DGAP 13.05.2002

Issuer’s information/explanatory remarks concerning this ad-hoc-announcement:

The Company’s ordinary shares will continue to be listed and trade on the Frankfurt Stock Exchange. After the termination of its Nasdaq National Market listing, there may be a limited over-the-counter trading market in the United States on the ‘pink sheets’ for the Company’s New York Registry Shares, but the Company cannot give shareholders any assurances about the existence or nature of such a trading market. The Company does not intend to contact any market maker to seek quotation of the shares on the OTC Bulletin Board. Holders of the Company’s New York Registry Shares currently trading on the Nasdaq National Market may take action to have their shares transferred to the Company’s German register for trading on the Frankfurt Stock Exchange. Any holders desiring to transfer their shares should either contact their broker or, for holders of certificated shares, the Company’s transfer agent, Deutsche Bank AG in New York (212-602-3761) to initiate the transfer process. In connection with any transfer to the German register, the Company’s transfer agent will charge brokers and holders of certificated shares a fee of $0.05 per share.

The statements in this press release regarding management’s expectations, estimates and projections constitute ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are subject to risks and uncertainties that could cause IFCO Systems’ results to differ materially from those expectations. Such risks and uncertainties include, but are not limited to: (1) the Company’s significant indebtedness; (2) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (3) the ability to comply with covenants of credit agreements to which IFCO Systems is a party and to make required payments of interest and principal; (4) the ability to comply with covenants of the indenture governing the Company’s senior subordinated notes and to make required payments of interest and principal; (5) IFCO Systems’ ability to effectively integrate its operations and achieve its operational and growth objectives; (6) the competitive nature of the container businesses, including returnable plastic containers, or RPCs, and pallets; (7) customer demand and business and economic cycles; (8) seasonality; (9) weather conditions; (10) availability and cost of used pallets; (11) changes in national or international politics and economics; (12) currency exchange rate fluctuations; and (13) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market. This announcement should be read in conjunction with the filings made by the Company with the Securities and Exchange Commission and the Frankfurt Stock Exchange. These filings disclose risk factors and other information that could cause actual results to materially differ from management’s expectations.

For more information please contact:

Gabriela Sexton
Investor Relations
IFCO Systems N.V.
Zugspitzstrasse 15
82049 Pullach - Germany
+49 89 744 91 223
email: Gabriela.Sexton@ifco.de

Tiffany Williams
IFCO Systems North America, Inc.
-+1 863 519 5688 ext. 1548

APPENDIX B
[IFCO Systems N.V. letterhead]

May 13, 2002

Dear Holder of “New York” Shares:

IFCO Systems N.V. announced today we have provided written notice to The Nasdaq Stock Market, Inc. that we are voluntarily terminating the listing of our ordinary shares on the Nasdaq National Market System effective at the close of trading on May 20, 2002. We wanted to contact you directly to make sure you have information you might need about future trading of the ordinary shares you hold. This action does not affect the primary listing of our ordinary shares on the Frankfurt Stock Exchange. If you wish, you will still be able to trade your shares on a major stock exchange by giving instructions to your broker or our transfer agent.

For several months, we have reviewed the benefits of continuing the listing of our ordinary shares on Nasdaq. The Frankfurt Stock Exchange is the primary trading market for our shares and only our New York Registry Shares (which are shares reflected on our New York share register and are generally held by U.S. holders) trade on Nasdaq. Currently, less than 5.8 million ordinary shares, out of a total of approximately 43.9 million outstanding shares, are on our New York share register and available for trading on the Nasdaq National Market.

We concluded that we were not receiving any significant benefit from the Nasdaq listing. Trading of shares on two markets created two different market prices, a problem that was compounded by the limited number of shares available for trading on Nasdaq. The two markets and the limited number of Nasdaq shares were also determined to have an adverse impact on the liquidity of our shares. During the process of our review, we received notice from Nasdaq earlier this year that our shares, like the shares of many Nasdaq-listed companies, were subject to delisting by Nasdaq as a result of the failure of the bid price of our ordinary shares to close at the minimum $1.00 per share for the period required under Nasdaq rules. We, however, elected to take our own action based upon our analysis of the Nasdaq listing.

Our ordinary shares will continue to be listed and trade on the Frankfurt Stock Exchange. After the termination of our Nasdaq National Market listing, there may be a limited over-the-counter trading market in the United States on the “pink sheets” for our New York Registry Shares, but we cannot give shareholders any assurances about the existence or nature of such a trading market. We do not intend to contact any market maker to seek quotation of the shares on the OTC Bulletin Board.

If you are a record or beneficial holder of our New York shares currently trading on the Nasdaq National Market, you may take action to have your shares transferred to the Company’s German register for trading on the Frankfurt Stock Exchange. If you desire to transfer your shares, you should either contact your broker or, if you are a record holders (that is, you have a physical share certificate), our transfer agent, Deutsche Bank AG in New York (212-602-3761) to initiate the transfer process. Our shares on the German register are held through Clearstream Banking AG. In connection with any transfer to the German register, our transfer agent will charge brokers and holders of certificated shares a fee of $0.05 per share.

If you have any questions, please contact Gabriela Sexton at IFCO Systems N.V. in Pullach Germany (telephone +49 89 744 91 223 or email: Gabriela.Sexton@ifco.de) or Tiffany Williams at IFCO Systems North America, Inc. in Bartow Florida (telephone +1 863 519 5688 ext. 1548).

Thanks to each of you for your continued support and interest in IFCO Systems N.V.

Sincerely,

/s/ KARL POHLER
Karl Pohler Chief Executive Officer